December 7, 2012

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE», «ZIP»

Re: WNC Housing Tax Credit Fund II, L.P. (the “Partnership”) – Property Disposition Notice

Dear «ATTENTION»,

You may recall that the Partnership proposed a Plan of Liquidation pursuant to a consent solicitation statement dated April 1, 2008. The Plan of Liquidation was approved in May, 2008. Pursuant to the Plan we have directed our efforts to liquidating the remaining properties. Since our last property disposition notice to you, the Partnership has sold its interests in the final three local limited partnerships it owned. The appraisal of each apartment complex, conducted with any applicable restrictions taken into consideration, indicated no remaining equity in the apartment complexes. Accordingly, each transfer was made for consideration intended (at a minimum) to be sufficient to pay for the Partnership’s closing costs. Each apartment complex stayed with the local limited partnership owning it subject to its mortgage indebtedness.

The schedule comprising Attachment No. 1 hereto includes each property’s appraised value as of the date set forth, and each property’s loan balance as of December 31, 2011. The table also includes the type of transaction (asset or limited partnership interest sale) and the date each transaction took place.

We would like to remind you of the investment benefits you have received from the Partnership. The average Limited Partner investing in the Partnership during its initial offering has received federal tax credits of approximately 153% of the amount invested. In addition, each Limited Partner has been allocated losses, which are classified as passive losses for most Limited Partners.

These were the last remaining property investments of the Partnership.  Therefore, the Partnership is winding up its affairs, and the Partnership will terminate its operations by fiscal year end, December 31, 2012.  The Partnership’s upcoming 2012 K-1 will be your final K-1 for your interest in the partnership.  Consistent with the Partnership’s objectives, the Partnership has generated passive losses from its operations. For a Limited Partner who is an individual, the tax benefits of such passive losses generally are available (1) only upon the Limited Partner’s taxable disposition of his, her or its entire interest in the Partnership, or (2) on a proportionate basis in connection with the taxable disposition of the Partnership’s interest in individual apartment complexes. The taxable disposition of an interest in an apartment complex might allow a Limited Partner to use passive losses previously allocated to him, her or it in connection with such apartment complex and not previously used. The sale of these local limited partnership interests will result in gross taxable income to Limited Partners which will be reflected in your 2012 K-1, expected to be delivered to you approximately February or March 2013. Accordingly each Limited Partner is encouraged to consult his, her or its own tax advisor as to the specific tax consequences as a result of the sales.

If you have any questions please contact Investor Services by phone or email at investorservices@wncinc.com

Best regards,

/s/ DENIM MERCADO

Denim Mercado
Investor Services Manager

cc: Registered Representative

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com

Attachment No. 1

A	B	C	D	E	F
Local Limited Partnership	Mortgage Debt at 12/31/11	Appraised Value	Date of Appraisal	Date of Sale	Type of Transaction
Arizona I Limited Partnership	$1,412,689	$785,000	6/21/2012	8/31/2012	LP Interest Sale
Castroville Village, Ltd.	$838,355	$710,000	10/5/2010	8/31/2012	LP Interest Sale
Casa Alegre I	$1,206,354	$925,000	7/20/2012	11/30/2012	LP Interest Sale